UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________________ TO ______________________________

Commission file number: 1-12552

THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN
(Title of the Plan)
THE TALBOTS, INC.
(Issuer of the securities held)

Delaware	41-1111318

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Talbots Drive, Hingham, Massachusetts	02043

(Address of principal executive offices)	(Zip Code)

781-749-7600

(Registrant’s telephone number, including area code)

INDEPENDENT AUDITORS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SIGNATURES
Ex-23.1 Consent of Deloitte & Touche LLP
Ex-99.1 Section 906 Certification
Ex-99.2 Section 906 Certification

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

Page

INDEPENDENT AUDITORS’ REPORT	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-6
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002:
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	7
SIGNATURES	8
Exhibit 23.1 – INDEPENDENT AUDITORS’ CONSENT
Exhibit 99 – CERTIFICATIONS
Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which the schedules are required

INDEPENDENT AUDITORS’ REPORT

To the Trustees and Participants of
     The Talbots, Inc. Retirement Savings Voluntary Plan:

We have audited the accompanying statements of net assets available for benefits of The Talbots, Inc. Retirement Savings Voluntary Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touch LLP

June 25, 2003

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS:
Investments :
Participant loans	$2,501,929	$2,352,377
Participant-directed investments	82,818,335	86,194,999

Total investments	85,320,264	88,547,376

Cash	300	250

Receivables:
Employer contributions	37,779	17,690
Employee contributions	117,049	54,019
Due from broker for investments sold	21,018	—
Loan repayment receivable	12,390	—
Dividends and interest	18,898	—

Total receivables	207,134	71,709

Total assets	85,527,698	88,619,335

LIABILITIES:
Payable for investments purchased	40,858	—
Accrued management fee	3,509	5,190
Excess contributions payable	111,134	—

Total liabilities	155,501	5,190

NET ASSETS AVAILABLE FOR BENEFITS	$85,372,197	$88,614,145

See notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001

ADDITIONS:
Contributions:
Employer contributions	$3,269,593	$3,054,841
Employee contributions	9,744,668	9,184,483
Rollover contributions	268,062	475,902

Total contributions	13,282,323	12,715,226

Investment Activity:
Dividend and interest income	1,592,651	1,488,286
Net depreciation in fair value of investments	(13,759,221)	(9,670,838)

Total Investment activity	(12,166,570)	(8,182,552)

Total additions	1,115,753	4,532,674

DEDUCTIONS:
Benefit payments	4,298,872	3,981,224
Investment management fee	58,829	52,195

Total deductions	4,357,701	4,033,419

NET (DECREASE)/INCREASE	(3,241,948)	499,255
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	88,614,145	88,114,890

End of year	$85,372,197	$88,614,145

See notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following brief description of The Talbots, Inc. Retirement Savings Voluntary Plan (the “Plan”) is for general information purposes only. Participants should refer to the plan document for more complete information.

General Information – The Plan is a defined contribution 401(k) plan established by The Talbots, Inc. (the “Company”) on January 1, 1989 and amended and restated effective as of November 1, 1993 for the employees of the Company. Employees are eligible to participate following completion of one year of service, attainment of age 21, and at least 1,000 hours worked during the plan year. American Express Trust Co. (“AETC”) Retirement Services serves as both trustee and recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation – Once an employee becomes eligible to participate in the Plan, he or she may elect to become a participant by entering into a compensation reduction authorization agreement. This agreement provides that the participant accept a reduction in compensation in an amount equal to 1% to 15% of his or her compensation. Effective July 1, 2002, the contribution maximum rate increased from 15% to 50%. The maximum employee deferral is the lesser of 50% of the participant’s compensation or $11,000, indexed for inflation in accordance with the Internal Revenue Code (the “Code”).

Contributions – During each plan year, the Company makes matching contributions at its discretion. The Company’s matching contribution for the years ended December 31, 2002 and 2001 was 50% of the employee contribution up to 6% of the employee compensation.

Participant Accounts - Individual accounts are maintained for each Plan Participant. Each participant’s account is credited with the participant’s contribution and the Company’s discretionary matching contribution and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan earnings/losses and administrative expenses. Allocations are based on participant earnings/losses or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures – All employee contributions are 100% vested. Company contributions vest 20% after each year of service. Forfeitures generated from Company contributions are first applied to restore prior forfeited accounts where the participant is reemployed within a certain time after termination, second to reduce applicable administrative expenses, and third to reduce Company contributions. At December 31, 2002 and 2001, forfeited nonvested accounts totaled $108,320 and $128,902, respectively. These accounts will be used to reduce plan administrative expenses.

Benefit Arrangements – The Plan provides for the payment of participant account balances to participants who have reached the later of the normal retirement age of 65 or completion of five years of vesting service. A participant may also choose to withdraw his or her vested account balance upon attainment of the early retirement age or age 59 1/2. If the participant’s service with the Company terminates other than by reason of retirement, the participant may elect to receive his or her vested account balance as soon as possible following termination of employment. Distributions will be made in a lump sum, provided that no payment may be made without the participant’s consent before his or her normal or early retirement age, if such payment would be in excess of certain amounts designated in the plan document.

Participant Loans – Participants may borrow from their accounts up to 50% of the vested value of their accounts. The minimum loan amount is $500 and the maximum loan amount is $50,000. Loan terms range from one to five years or up to 10 years for the purpose of purchasing a primary residence and are secured by the balance in the participants account. Interest rates range from 5.25% to 10.50%.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition – The investments of the Plan are stated at fair value. The Talbots, Inc. Common Stock is recorded at quoted market prices. Shares of mutual funds or collective funds are recorded at net asset value based on quoted market prices. Participant loans are recorded at cost, which approximates fair value. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments – Benefit payments to participants are recorded when paid.

Administrative Plan Expenses – Most expenses incurred in administering the Plan, including those necessary for the administration of the Trust, are paid out of the principal or income of the Trust unless paid by the Company at its sole discretion. For the years ended December 31, 2002 and 2001, the Company did not pay any material administrative expenses of the Plan. Investment management fees incurred by the funds are paid out of the assets of the individual funds.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

The Plan invests in various securities including corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Reclassifications – Certain year 2001 balances have been reclassified in order to conform to the year 2002 presentation.

3.	INVESTMENTS

The following investments represent five percent or more of the Plan’s net assets available for benefits as of December 31:

	2002	2001

The Talbots, Inc. Pooled Stock Fund	$11,678,868	$15,032,725
AETC Income Fund II	18,256,471	15,189,027
Invesco Total Return Fund	15,057,827	16,666,267
AXP New Dimensions Fund	19,823,847	23,955,901
PIMCO Total Return Fund	5,997,935	—

3.	INVESTMENTS (CONTINUED)

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) depreciated in value by $13,759,221 and $9,670,838, respectively, as follows:

	2002	2001

At fair value:
Common stock	$(3,283,741)	$(3,270,862)
Mutual funds	(10,475,480)	(6,399,976)

Total	$(13,759,221)	$(9,670,838)

4.	RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by American Express Trust Co. American Express Trust Co. is the trustee and custodian as defined by the Plan. These transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee for management services were $15,758 and $21,848 for the years ended December 31, 2002 and 2001, respectively.

At December 31, 2002 and 2001, the Plan held 1,102,404 and 1,084,847 units, respectively, of common stock of the sponsoring employer, with a cost basis of $14,032,578 and $12,644,689, respectively. Participants direct their investment allocation and may elect to invest up to 50% of their contributions in Company stock. During the years ended December 31, 2002 and 2001, the Plan recorded dividend income of $142,415 and $115,027, respectively from common stock of the Company.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

6.	TAX STATUS OF THE PLAN

The Plan obtained a favorable determination letter dated May 28, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

7.	EXCESS CONTRIBUTIONS PAYABLE

Amounts contributed to the Plan from highly compensated employees in excess of the IRS-approved limit were $111,134 in 2002. This amount is reflected as excess contributions payable on the accompanying statements of net assets available for benefits. All such amounts will be refunded to the participants within the time allowed by the IRS.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

a)	b) Identity of Issue, Borrower, Lessor or Similar Party	c) Description of Investment, Including Maturity Date, Interest Rate, Collateral, and Par or Maturity Value		d) Cost **	e) Current Value
*	Participants	Participant loans	(Interest rates ranging from 5.25% to 10.5%; various maturity dates through May 9, 2013)		Participant loans $ 2,501,929

*	The Talbots, Inc.	The Talbots, Inc. Pooled Stock Fund	Common Stock (1,102,404 shares)		11,678,868
*	American Express Trust Co.	AETC Income Fund II	Collective Fund (795,524 shares)		18,256,471
*	American Express Trust Co.	AETC Equity Index Fund II	Collective Fund (149,145 shares)		3,690,003
	PIMCO Funds	PIMCO Total Return Fund	Mutual Fund (562,131 shares)		5,997,935
	AIM	AIM Balanced Class A Fund	Mutual Fund (22,722 shares)		472,846
	Invesco	Invesco Total Return Fund	Mutual Fund (720,470 shares)		15,057,827
*	American Express Financial Advisors	AXP New Dimensions Fund	Mutual Fund (1,028,741 shares)		19,823,847
	Baron Funds	Baron Asset Fund	Mutual Fund (66,747 shares)		2,297,444
	Davis Funds	Davis New York Venture Fund (Class A)	Mutual Fund (139,366 shares)		2,918,332
	Janus	Janus Overseas Fund	Mutual Fund (171,666 shares)		2,624,762

		Total Participant-Directed Investments			82,818,335

		TOTAL INVESTMENTS			$ 85,320,264

*	Party-in-interest

**	Cost information is not required for participant directed investments, and therefore has not been included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on their behalf by the undersigned.

     THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN

Dated: June 27, 2003	PLAN ADMINISTRATOR By Administrative Committee

	By:	/s/ Edward L. Larsen

Edward L. Larsen Administrative Committee Member

	By:	/s/ Stuart M. Stolper

Stuart M. Stolper Administrative Committee Member